
05040788

UNITED STATES
ECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53008

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 * (MM/DD/YY)

***AMENDED**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MOSAIC CAPITAL SECURITIES, LLC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15165 VENTURA BLVD., SUITE 425

(No. and Street)

SHERMAN OAKS	CA	91403
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CRAIG MILLER (818) 728-7510

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GUMBINER SAVETT INC.

(Name – *if individual, state last, first, middle name*)

1723 CLOVERFIELD BLVD.	SANTA MONICA	CA	90404
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 25 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CRAIG L. MILLER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MOSAIC CAPITAL SECURITIES, LLC., as of APRIL, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINANCIAL PRINCIPAL

Title

Notary Public

JOSHUA B. GERSON
Comm. # 1453375
NOTARY PUBLIC - CALIFORNIA
Los Angeles County
My Comm. Expires Nov. 27, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MOSAIC CAPITAL SECURITIES LLC

(A SINGLE-MEMBER LIMITED
LIABILITY COMPANY)

FINANCIAL REPORT

For the year ended

December 31, 2004

MOSAIC CAPITAL SECURITIES LLC
(A SINGLE-MEMBER LIMITED LIABILITY COMPANY)
NOTES TO FINANCIAL STATEMENTS

For the year ended December 31, 2004

TABLE OF CONTENTS


GUMBINER
SAVETT INC.
CERTIFIED PUBLIC ACCOUNTANTS
& BUSINESS ADVISORS
Santa Monica, California

Independent Auditors' Report

To the Member
Mosaic Capital Securities LLC
Sherman Oaks, California

We have audited the accompanying statement of financial condition of Mosaic Capital Securities LLC as of December 31, 2004 and the related statements of income, changes in member's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mosaic Capital Securities LLC as of December 31, 2004 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information on pages 8 and 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Gumbiner Savett Inc.

January 14, 2005

MOSAIC CAPITAL SECURITIES LLC
(A SINGLE-MEMBER LIMITED LIABILITY COMPANY)
STATEMENT OF FINANCIAL CONDITION
December 31, 2004

ASSETS

Cash	$	16,383
TOTAL ASSETS	$	16,383

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	$	-
MEMBER'S EQUITY		16,383
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	16,383

The accompanying notes are an integral part of this statement.

MOSAIC CAPITAL SECURITIES LLC
(A SINGLE-MEMBER LIMITED LIABILITY COMPANY)
STATEMENT OF INCOME
For the year ended December 31, 2004

REVENUES	$ 50,000
OPERATING EXPENSES	-
NET INCOME	$ 50,000

The accompanying notes are an integral part of this statement.

MOSAIC CAPITAL SECURITIES LLC
(A SINGLE-MEMBER LIMITED LIABILITY COMPANY)
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the year ended December 31, 2004

BALANCE, January 1, 2004	$	6,383
DISTRIBUTIONS (Note 3)		(40,000)
NET INCOME		50,000
BALANCE, December 31, 2004	$	16,383

The accompanying notes are an integral part of this statement.

MOSAIC CAPITAL SECURITIES LLC
(A SINGLE-MEMBER LIMITED LIABILITY COMPANY)
STATEMENT OF CASH FLOWS
For the year ended December 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 50,000
CASH FLOWS FROM FINANCING ACTITIVITES	
Distributions	(40,000)
NET INCREASE IN CASH	10,000
CASH - BEGINNING OF YEAR	6,383
CASH - END OF YEAR	$ 16,383

The accompanying notes are an integral part of this statement.

MOSAIC CAPITAL SECURITIES LLC
(A SINGLE-MEMBER LIMITED LIABILITY COMPANY)
NOTES TO FINANCIAL STATEMENTS
For the year ended December 31, 2004

Mosaic Capital Securities LLC (the "Company") is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company provides investment-banking services in raising capital or acquiring or divesting operations to companies located in the United States of America.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affects the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition:

Investment banking fees are contingent on, and are recognized upon, the successful completion of a project. Investment banking fees are generated from services related to a limited number of transactions. Due to the nature of the Company's business, the size of any one transaction may be significant to the Company's operations for the period. During 2004, revenues were generated from one customer.

Customer accounts:

The Company does not hold funds, securities or carry accounts for customers. In the opinion of management, the Company has complied with the exemptive provisions of rule 15c3-3(K)(2)(i) of the Securities and Exchange Commission throughout the year ended December 31, 2004.

Income taxes:

The Company is not subject to income tax. Income is taxed directly to its single member.

NOTE 2: RELATED PARTY TRANSACTIONS

Revenue:

During 2004, the Company's fees were based on a percentage of capital raised on behalf of the Company's client. Of the total fee revenue, $20,000 resulted from capital contributed by related parties.

Management, rent, and other services:

Under an agreement with the Company's member, the Company is provided services by its member at no charge. In addition, costs incurred on behalf of the Company by its member will not be reimbursed.

NOTE 3: NET CAPITAL REQUIREMENT AND OTHER REGULATIONS

As a registered broker and dealer in securities and as a member of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission. This rule prohibits a broker and dealer from engaging in securities transactions when its "aggregated indebtness" exceeds 15 times its "net capital" as those terms are defined in the rule. At December 31, 2004, the Company's net capital, as defined, was $16,383, which was $11,383 in excess of the required minimum net capital of $5,000.

MOSAIC CAPITAL SECURITIES LLC
(A SINGLE-MEMBER LIMITED LIABILITY COMPANY)
COMPUTATION OF NET CAPITAL REQUIREMENTS UNDER RULE 15c3-1 (a) (2)
December 31, 2004

Total member's equity from the statement of financial position	$ 16,383
Deduct non-allowable assets	-
Net capital before haircuts	16,383
Haircuts on securities pursuant to Rule 15c3-1(f)	-
Net capital	16,383
Required minimum net capital at the greater of $5,000 or 6-2/3% of aggregate indebtedness	5,000
Excess net capital	$ 11,383

There were no material differences between the audited and unaudited computations of net capital under rule 15c3-1 (a) (2)

See accompanying independent auditor's report.

MOSAIC CAPITAL SECURITIES LLC
(A SINGLE-MEMBER LIMITED LIABILITY COMPANY)
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
December 31, 2004

Registrant relies on an exemption from Rule 15c3-3(K)(2)(i) since the business is limited to that of corporate financing activities including public and private financing, mergers and acquisitions, and has not otherwise held funds or securities for, or owed money or securities to, any customers.

MOSAIC CAPITAL SECURITIES LLC
(A SINGLE-MEMBER LIMITED LIABILITY COMPANY)
RECONCILIATION OF COMPUTATION OF NET CAPITAL (RULE 15c3-1)(a)(2)
PURSUANT TO RULE 17a-5(d) (4)
As of December 31, 2004

	Net Capital	Aggregate Indebtedness
Company's computation*	$ 16,383	$ 16,383
Revisions to accounts payable	-	-
Computation per page 9	$ 16,383	$ 16,383

* Agrees to the Company's unaudited December 31, 2004 FOCUS Part IIA filing.

See the accompanying independent auditor's report.


GUMBINER
SAVETT INC.
CERTIFIED PUBLIC ACCOUNTANTS
& BUSINESS ADVISORS
Santa Monica, California

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Member
Mosaic Capital Securities LLC
Sherman Oaks, California

In planning and performing our audit of the financial statements and supplemental schedules of Mosaic Capital Securities LLC (the "Company") for the year ended December 31, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c-3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgment by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to

future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be a material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

Gumbiner Savett Inc.

GUMBINER SAVETT INC.

January 14, 2005

By Certified Mail Receipt: #: 7004 2510 0004 5484 4602

NASD

April 4, 2005

Gordon Gregory, President
Mosaic Capital Securities, LLC
15165 Ventura Blvd.
Sherman Oaks, CA 91403

Dear Mr. Gregory:

This acknowledges receipt of your December 31, 2004, annual filing of audited financial statements made pursuant to Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The report as submitted appears deficient in that it did not contain:

> Information Relating to the Possession or Control Requirements under SEC Rule 15c3-3.

Therefore, your submission cannot be considered to comply with the requirements of the Rule. The text of the Rule is reproduced in the NASD Manual under the section titled SEC Rules & Regulation T, and we suggest that you review it with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, we request that you immediately send one copy of the items listed above to this office and the SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Part III Facing Page, a copy of which is enclosed for your convenience.

Please attend to this matter by **April 18, 2005**. If you have any questions, please contact Rachel Posner, Compliance Examiner at 213-613-2660.

Sincerely,

David S. Anderson
Supervisor

Enclosure

cc: Thomas McGowan, Associate Director
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Cindy Wong, Associate Director
Securities and Exchange Commission
5670 Wilshire Boulevard, 11th Floor
Los Angeles, CA 90036-3468

Gumbiner Savett, Inc.
1723 Cloverfield Blvd.
Santa Monica, CA 90404